Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of First Quarter 2018
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 1Q 2018	Guidance as of March 31, 2018 2Q 2018	Full-Year 2018
GAAP Metrics			
Net income/(loss) attributable to UDR, Inc.	$81,756	--	--
Net income/(loss) attributable to common stockholders	$80,801	--	--
Income/(loss) per weighted average common share, diluted	$0.30	$0.07 to $0.09	$0.50 to $0.54
Per Share Metrics			
FFO per common share and unit, diluted	$0.47	$0.47 to $0.49	$1.91 to $1.95
FFO as Adjusted per common share and unit, diluted	$0.47	$0.47 to $0.49	$1.91 to $1.95
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.45	$0.43 to $0.45	$1.76 to $1.80
Dividend declared per share and unit	$0.32	$0.3225	$1.29 [2]
Same-Store Operating Metrics			
Revenue growth	3.0%	--	2.50% - 3.50%
Expense growth	3.6%	--	2.50% - 3.50%
NOI growth	2.7%	--	2.50% - 3.50%
Physical Occupancy	96.9%	--	96.7% - 96.9%

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	38,277	122	84.7%
Stabilized, Non-Mature	1,157	4	2.3%
Acquired Communities	-	-	-
Redevelopment	-	-	-
Development, completed	400	-	0.2%
Non-Residential / Other	N/A	N/A	1.7%
Sold and Held for Disposition	-	-	0.3%
Joint Venture (includes completed JV developments) [3]	7,677	30	10.8%
Sub-total, completed homes	47,511	156	100%
Under Development	701	2	-
Joint Venture Development	435	2	-
Developer Capital Program - West Coast Development JV	817	3	-
Total expected homes [3][4]	49,464	163	100%

Balance Sheet Metrics (adjusted for non-recurring items)

	1Q 2018	1Q 2017
Consolidated Interest Coverage Ratio	4.6x	4.5x
Consolidated Fixed Charge Coverage Ratio	4.5x	4.4x
Consolidated Debt as a percentage of Total Assets	33.1%	32.9%
Consolidated Net Debt-to-EBITDAre	5.8x	5.8x



Development - The Residences at Pacific City   Huntington Beach, CA

(1) See Attachment 16 for definitions and other terms.

(2) Annualized for 2018.

(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.

(4) Excludes 1,042 homes that are part of the Developer Capital Program - Other as described in Attachment 12(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended March 31,	
	2018	2017
REVENUES:		
Rental income	$ 250,483	$ 241,271
Joint venture management and other fees	2,822	2,570
Total revenues	253,305	243,841
OPERATING EXPENSES:		
Property operating and maintenance	40,587	39,600
Real estate taxes and insurance	33,282	30,188
Property management	6,888	6,635
Other operating expenses	2,009	1,691
Real estate depreciation and amortization	108,136	105,032
General and administrative	11,759	13,075
Casualty-related charges/(recoveries), net	940	502
Other depreciation and amortization	1,691	1,608
Total operating expenses	205,292	198,331
Operating income	48,013	45,510
Income/(loss) from unconsolidated entities [2]	(1,677)	11,198
Interest expense	(29,943)	(29,023)
(Cost)/benefit associated with debt extinguishment and other	-	(1,516)
Total interest expense	(29,943)	(30,539)
Interest income and other income/(expense), net	2,759	427
Income/(loss) before income taxes and gain/(loss) on sale of real estate owned	19,152	26,596
Tax (provision)/benefit, net	(227)	(332)
Income/(loss) from continuing operations	18,925	26,264
Gain/(loss) on sale of real estate owned, net of tax	70,300	2,132
Net income/(loss)	89,225	28,396
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(7,390)	(2,338)
Net (income)/loss attributable to noncontrolling interests	(79)	(91)
Net income/(loss) attributable to UDR, Inc.	81,756	25,967
Distributions to preferred stockholders - Series E (Convertible)	(955)	(929)
Net income/(loss) attributable to common stockholders	$ 80,801	$ 25,038
Income/(loss) per weighted average common share - basic:	$0.30	$0.09
Income/(loss) per weighted average common share - diluted:	$0.30	$0.09
Common distributions declared per share	$0.3225	$0.3100
Weighted average number of common shares outstanding - basic	267,546	266,790
Weighted average number of common shares outstanding - diluted	269,208	268,688

(1) See Attachment 16 for definitions and other terms.

(2) During the three months ended March 31, 2017, UDR exercised its fixed price option to acquire CityLine, a West Coast Development JV community in Seattle, WA, and recorded a $12.2 million gain on consolidation.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended March 31,			
	2018		2017	
Net income/(loss) attributable to common stockholders	**$**	**80,801**	$	25,038
Real estate depreciation and amortization		**108,136**		105,032
Noncontrolling interests		**7,469**		2,429
Real estate depreciation and amortization on unconsolidated joint ventures		**14,340**		13,767
Cumulative effect of change in accounting principle [2]		**(2,100)**		-
Net gain on the sale of unconsolidated depreciable property		**-**		(12,158)
Net gain on the sale of depreciable real estate owned		**(70,300)**		(552)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	**$**	**138,346**	$	133,556
Distributions to preferred stockholders - Series E (Convertible) [3]		**955**		929
FFO attributable to common stockholders and unitholders, diluted	**$**	**139,301**	$	134,485
FFO per common share and unit, basic	**$**	**0.47**	$	0.46
FFO per common share and unit, diluted	**$**	**0.47**	$	0.45
Weighted average number of common shares and OP/DownREIT Units outstanding - basic		**292,052**		291,752
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted		**296,725**		296,678
Impact of adjustments to FFO:				
Cost/(benefit) associated with debt extinguishment and other	**$**	**-**	$	1,516
Net gain on the sale of non-depreciable real estate owned [4]		**-**		(1,580)
Casualty-related charges/(recoveries), net		**1,009**		502
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net		**-**		(881)
	$	**1,009**	$	(443)
FFO as Adjusted attributable to common stockholders and unitholders, diluted	**$**	**140,310**	$	134,042
FFO as Adjusted per common share and unit, diluted	**$**	**0.47**	$	0.45
Recurring capital expenditures		**(6,669)**		(6,791)
AFFO attributable to common stockholders and unitholders, diluted	**$**	**133,641**	$	127,251
AFFO per common share and unit, diluted	**$**	**0.45**	$	0.43

(1) See Attachment 16 for definitions and other terms.

(2) During the three months ended March 31, 2018, UDR adopted ASU No. 2016 01, *Financial Instruments – Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities*. The updated standard requires certain equity securities to be measured at fair value on the balance sheet, with changes in fair value recognized in net income. The adoption of the standard resulted in UDR recording a gain of $2.1 million in Interest income and other income/(expense), net on the Consolidated Statements of Operations. As such, the cumulative effect of the change in accounting principle is backed out for FFO.

(3) Series E preferred shares are dilutive for purposes of calculating FFO per share. Consequently, distributions to Series E preferred stockholders are added to FFO and the weighted average number of shares are included in the denominator when calculating FFO per common share and unit, diluted.

(4) The GAAP gain for the three months ended March 31, 2017 is $2.1 million, of which $1.6 million is FFO gain related to the sale of land parcels. The FFO gain is backed out for FFO as Adjusted.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [(1)]

In thousands, except share and per share amounts	March 31, 2018		December 31, 2017
ASSETS			
Real estate owned:			
Real estate held for investment	$ 9,558,744	$	9,584,716
Less: accumulated depreciation	(3,407,025)		(3,326,312)
Real estate held for investment, net	6,151,719		6,258,404
Real estate under development			
(net of accumulated depreciation of $6,790 and $3,854)	644,207		588,636
Total real estate owned, net of accumulated depreciation	6,795,926		6,847,040
Cash and cash equivalents	1,083		2,038
Restricted cash	19,770		19,792
Notes receivable, net	39,469		19,469
Investment in and advances to unconsolidated joint ventures, net	732,578		720,830
Other assets	120,222		124,104
Total assets	$ 7,709,048	$	7,733,273
LIABILITIES AND EQUITY			
Liabilities:			
Secured debt	$ 801,523	$	803,269
Unsecured debt	2,879,150		2,868,394
Real estate taxes payable	24,130		18,349
Accrued interest payable	28,850		33,432
Security deposits and prepaid rent	35,321		31,916
Distributions payable	95,122		91,455
Accounts payable, accrued expenses, and other liabilities	83,054		102,956
Total liabilities	3,947,150		3,949,771
Redeemable noncontrolling interests in the OP and DownREIT Partnership	876,120		948,138
Equity:			
Preferred stock, no par value; 50,000,000 shares authorized			
2,780,994 shares of 8.00% Series E Cumulative Convertible issued			
and outstanding (2,780,994 shares at December 31, 2017)	46,200		46,200
15,805,518 shares of Series F outstanding (15,852,721 shares			
at December 31, 2017)	1		1
Common stock, $0.01 par value; 350,000,000 shares authorized			
267,583,892 shares issued and outstanding (267,822,069 shares at December 31, 2017)	2,676		2,678
Additional paid-in capital	4,638,766		4,651,205
Distributions in excess of net income	(1,808,907)		(1,871,603)
Accumulated other comprehensive income/(loss), net	(1,276)		(2,681)
Total stockholders' equity	2,877,460		2,825,800
Noncontrolling interests	8,318		9,564
Total equity	2,885,778		2,835,364
Total liabilities and equity	$ 7,709,048	$	7,733,273

(1) See Attachment 16 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	March 31, 2018	December 31, 2017
Common shares	267,270,434	267,309,552
Restricted shares	313,458	512,517
Total common stock	267,583,892	267,822,069
Stock options, LTIP Units and restricted stock equivalents	1,290,117	1,589,662
Operating and DownREIT Partnership units	22,844,623	22,862,502
Preferred OP units	1,751,671	1,751,671
Convertible preferred Series E stock [2]	3,010,843	3,010,843
Total common stock and equivalents	296,481,146	297,036,747

Weighted Average Number of Shares Outstanding	1Q 2018	1Q 2017
Weighted average number of common shares and OP/DownREIT units outstanding - basic	292,052,216	291,751,886
Weighted average number of OP/DownREIT units outstanding	(24,506,519)	(24,961,767)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	267,545,697	266,790,119
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	296,725,209	296,678,060
Weighted average number of OP/DownREIT units outstanding	(24,506,519)	(24,961,767)
Weighted average number of Series E preferred shares outstanding [3]	(3,010,843)	(3,028,068)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	269,207,847	268,688,225

(1) See Attachment 16 for definitions and other terms.

(2) At March 31, 2018 and December 31, 2017 there were 2,780,994 shares of the Series E outstanding, which is equivalent to 3,010,843 shares of common stock if converted (after adjusting for the special dividend paid in 2008).

(3) Series E preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three months ended March 31, 2018 and March 31, 2017.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands			Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [4]
Secured	Fixed	$	672,055	18.2%	4.39%	3.7
	Floating		123,733 [2]	3.3%	2.21%	3.9
	Combined		795,788	21.5%	4.05%	3.7
Unsecured	Fixed		2,530,644 [3]	68.5%	3.63%	6.2
	Floating		367,707	10.0%	2.38%	0.7
	Combined		2,898,351	78.5%	3.47%	5.5
Total Debt	Fixed		3,202,699	86.7%	3.79%	5.7
	Floating		491,440	13.3%	2.34%	1.5
	Combined	$	3,694,139	100.0%	3.60%	5.1
	Total Non-Cash Adjustments [5]		(13,466)			
	Total per Balance Sheet	$	3,680,673		3.66%	

Debt Maturities, In thousands [6]

	Secured Debt [7]	Unsecured Debt [7]	Revolving Credit Facilities & Comm. Paper [4] [8] [9]	Balance	% of Total	Weighted Average Interest Rate
2018	$ 32,498	$ -	$ 275,000	$ 307,498	8.3%	2.38%
2019	317,095	-	-	317,095	8.6%	4.65%
2020	198,076	300,000	-	498,076	13.5%	3.87%
2021	1,117	350,000	57,707	408,824	11.1%	2.15%
2022	1,157	400,000	-	401,157	10.9%	4.62%
2023	41,245	-	-	41,245	1.1%	3.47%
2024	-	315,644	-	315,644	8.4%	3.99%
2025	127,600	300,000	-	427,600	11.6%	4.26%
2026	50,000	300,000	-	350,000	9.5%	2.99%
2027	-	300,000	-	300,000	8.1%	3.50%
Thereafter	27,000	300,000	-	327,000	8.9%	3.36%
	795,788	2,565,644	332,707	3,694,139	100.0%	3.60%
Total Non-Cash Adjustments [5]	5,735	(19,201)	-	(13,466)		
Total per Balance Sheet	$ 801,523	$ 2,546,443	$ 332,707	$ 3,680,673		3.66%

(1) See Attachment 16 for definitions and other terms.
(2) Includes $114.1 million of debt with a weighted average interest cap of 6.78% on the underlying index.
(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average rate of 1.98%.
(4) The 2018 maturity reflects the $275.0 million of principal outstanding on the Company's unsecured commercial paper program as of March 31, 2018. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $500.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 5.2 years without extensions and 5.3 years with extensions.
(5) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.
(6) As of March 31, 2018, UDR's debt maturities with and without extensions are the same.
(7) Includes principal amortization, as applicable.
(8) There are no borrowings outstanding on our $1.1 billion line of credit at March 31, 2018. The facility has a maturity date of January 2020, plus two six-month extension options. The credit facility carries an interest rate equal to LIBOR plus a spread of 90 basis points and a facility fee of 15 basis points, which is not included in the interest rate above.
(9) There is $57.7 million outstanding on our $75.0 million working capital credit facility at March 31, 2018. The facility has a maturity date of January 2021. The working capital credit facility carries an interest rate equal to LIBOR plus a spread of 90 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended March 31, 2018
Net income/(loss)	$	89,225
Adjustments:		
Interest expense, including costs associated with debt extinguishment		29,943
Real estate depreciation and amortization		108,136
Other depreciation and amortization		1,691
Income tax provision/(benefit), net		227
Net gain on the sale of depreciable real estate owned		(70,300)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		23,898
EBITDAre	$	182,820
Casualty-related charges/(recoveries), net		1,009
Cumulative effect of change in accounting principle		(2,100)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(23,898)
(Income)/loss from unconsolidated entities		1,677
Management fee expense on unconsolidated joint ventures		(1,205)
Consolidated EBITDAre - adjusted for non-recurring items	$	158,303
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	633,212
Interest expense, including costs associated with debt extinguishment		29,943
Capitalized interest expense		4,573
Total interest	$	34,516
Preferred dividends	$	955
Total debt	$	3,680,673
Cash		(1,083)
Net debt	$	3,679,590
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**4.6x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.5x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**5.8x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]

	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	33.8% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	3.7x	Yes
Maximum Secured Debt Ratio	≤40.0%	12.9%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	352.5%	Yes

Senior Unsecured Note Covenants [3]

	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	33.2% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.1x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	7.2%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	300.7%	Yes

Securities Ratings

	Debt	Preferred	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Baa2	Stable	P-2
Standard & Poor's	BBB+	BBB-	Stable	A-2

Asset Summary	Number of Homes	1Q 2018 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	31,729	$ 146,434	82.9%	$ 8,497,601	83.2%
Encumbered assets	8,105	30,180	17.1%	1,712,140	16.8%
	39,834	$ 176,614	100.0%	$ 10,209,741	100.0%

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated October 20, 2015.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended March 31, 2018	Quarter Ended December 31, 2017	Quarter Ended September 30, 2017	Quarter Ended June 30, 2017	Quarter Ended March 31, 2017
Revenues						
Same-Store Communities	**38,277**	$ **234,633**	$ 232,305	$ 232,037	$ 230,160	$ 227,888
Stabilized, Non-Mature Communities	**1,157**	**7,197**	7,042	5,051	5,010	4,578
Acquired Communities	**-**	**-**	-	-	-	-
Redevelopment Communities	**-**	**-**	-	-	-	-
Development Communities	**400**	**2,074**	1,381	864	192	4
Non-Residential / Other [2]	**-**	**5,811**	6,728	7,481	6,526	6,065
Total	**39,834**	$ **249,715**	$ 247,456	$ 245,433	$ 241,888	$ 238,535
Expenses						
Same-Store Communities		$ **67,087**	$ 65,515	$ 67,603	$ 64,819	$ 64,780
Stabilized, Non-Mature Communities		**2,563**	2,502	1,872	1,847	1,693
Acquired Communities		**-**	-	-	-	-
Redevelopment Communities		**-**	-	-	-	-
Development Communities		**1,611**	1,235	870	473	157
Non-Residential / Other [2]		**2,359**	2,489	2,528	2,217	2,490
Total		$ **73,620**	$ 71,741	$ 72,873	$ 69,356	$ 69,120
Net Operating Income						
Same-Store Communities		$ **167,546**	$ 166,790	$ 164,434	$ 165,341	$ 163,108
Stabilized, Non-Mature Communities		**4,634**	4,540	3,179	3,163	2,885
Acquired Communities		**-**	-	-	-	-
Redevelopment Communities		**-**	-	-	-	-
Development Communities		**463**	146	(6)	(281)	(153)
Non-Residential / Other [2]		**3,452**	4,239	4,953	4,309	3,575
Total		$ **176,095**	$ 175,715	$ 172,560	$ 172,532	$ 169,415
Operating Margin						
Same-Store Communities		**71.4%**	71.8%	70.9%	71.8%	71.6%
Weighted Average Physical Occupancy						
Same-Store Communities		**96.9%**	96.7%	96.6%	96.7%	96.6%
Stabilized, Non-Mature Communities		**95.4%**	94.1%	95.3%	94.5%	93.7%
Acquired Communities		**-**	-	-	-	-
Redevelopment Communities		**-**	-	-	-	-
Development Communities		**54.6%**	53.4%	51.5%	47.6%	-
Other [3]		**-**	96.1%	96.5%	96.2%	95.7%
Total		**96.5%**	96.3%	96.4%	96.6%	96.5%
Sold and Held for Disposition Communities						
Revenues		$ **768**	$ 2,660	$ 2,831	$ 2,770	$ 2,736
Expenses		**249**	699	670	679	668
Net Operating Income/(Loss)		$ **519**	$ 1,961	$ 2,161	$ 2,091	$ 2,068
Total	**39,834**	$ **176,614**	$ 177,676	$ 174,721	$ 174,623	$ 171,483

(1) See Attachment 16 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 1Q 2018 SS Operating Expenses	1Q 2018		1Q 2017	% Change
Real estate taxes [2]	41.3%	$	27,679	$ 25,403	9.0%
Personnel	22.2%		14,894	15,322	-2.8%
Utilities	14.9%		10,026	10,034	-0.1%
Repair and maintenance	11.6%		7,794	7,575	2.9%
Administrative and marketing	6.3%		4,224	4,234	-0.2%
Insurance	3.7%		2,470	2,212	11.7%
Same-Store operating expenses [2]	100.0%	$	67,087	$ 64,780	3.6%
Same-Store Homes			38,277		

Sequential Comparison	% of 1Q 2018 SS Operating Expenses	1Q 2018		4Q 2017	% Change
Real estate taxes [2]	41.3%	$	27,679	$ 24,914	11.1%
Personnel	22.2%		14,894	15,712	-5.2%
Utilities	14.9%		10,026	9,870	1.6%
Repair and maintenance	11.6%		7,794	8,375	-6.9%
Administrative and marketing	6.3%		4,224	4,289	-1.5%
Insurance	3.7%		2,470	2,355	4.9%
Same-Store operating expenses [2]	100.0%	$	67,087	$ 65,515	2.4%
Same-Store Homes			38,277		

(1) See Attachment 16 for definitions and other terms.

(2) The year-over-year and sequential comparisons presented above include $366 thousand and $0, respectively, of higher New York real estate taxes due to 421 exemption and abatement reductions.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
March 31, 2018
(Unaudited) [1]

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] | Total Homes (incl. JV) [4] |
		Stabilized [2]	Non-Stabil. / Other [3]			
West Region						
Orange County, CA	4,434	-	400	4,834	381	5,215
San Francisco, CA	2,751	-	-	2,751	602	3,353
Seattle, WA	2,593	244	-	2,837	224	3,061
Los Angeles, CA	1,225	-	-	1,225	634	1,859
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Other Southern CA	654	-	-	654	571	1,225
Portland, OR	476	-	-	476	-	476
	13,698	**244**	**400**	**14,342**	**2,412**	**16,754**
Mid-Atlantic Region						
Metropolitan DC	8,402	-	-	8,402	874	9,276
Richmond, VA	1,358	-	-	1,358	-	1,358
Baltimore, MD	720	-	-	720	379	1,099
	10,480	**-**	**-**	**10,480**	**1,253**	**11,733**
Northeast Region						
New York, NY	1,945	-	-	1,945	710	2,655
Boston, MA	1,548	-	-	1,548	1,302	2,850
Philadelphia, PA	-	-	-	-	290	290
	3,493	**-**	**-**	**3,493**	**2,302**	**5,795**
Southeast Region						
Orlando, FL	2,500	-	-	2,500	-	2,500
Tampa, FL	2,287	-	-	2,287	-	2,287
Nashville, TN	2,260	-	-	2,260	-	2,260
Other Florida	636	-	-	636	-	636
	7,683	**-**	**-**	**7,683**	**-**	**7,683**
Southwest Region						
Dallas, TX	2,040	305	-	2,345	1,228	3,573
Austin, TX	883	390	-	1,273	259	1,532
Denver, CO	-	218	-	218	223	441
	2,923	**913**	**-**	**3,836**	**1,710**	**5,546**
Totals	**38,277**	**1,157**	**400**	**39,834**	**7,677**	**47,511**
Communities	**122**	**4**	**-**	**126**	**30**	**156**

Total Homes (incl. joint ventures) [4]   47,511

Homes in Development, Excluding Completed Homes [5]
Current Pipeline Wholly-Owned   701
Current Pipeline Joint Venture [6]   435
Homes in Developer Capital Program - West Coast Development JV [5]
Current Pipeline Developer Capital Program - West Coast Development JV [6]   817

Total expected homes (including development)	**49,464**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition Communities categories on Attachment 5. Excludes development homes not yet completed.

(4) Represents joint venture operating homes at 100 percent. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.

(5) See Attachments 9, 12(A) and 12(B) for details of our development communities.

(6) Represents joint venture and Developer Capital Program - West Coast Development JV homes at 100 percent. Excludes 1,042 homes that are part of the Developer Capital Program - Other. See Attachments 9, 12(A) and 12(B) for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary
Portfolio Overview as of Quarter Ended
March 31, 2018
(Unaudited) [1]

Non-Mature Home Breakout - By Region (includes development homes that have been completed)

Community	Category	# of Homes	Same-Store Date [2]	Community	Category	# of Homes	Same-Store Date [2]
West Region				**Southwest Region**			
Orange County, CA				**Dallas, TX**			
The Residences at Pacific City	Development	400 [3]	1Q20	Thirty377	Stabilized, Non-Mature	305	1Q19
Seattle, WA				**Austin, TX**			
CityLine	Stabilized, Non-Mature	244	2Q18	Residences at the Domain	Stabilized, Non-Mature	390	2Q18
				Denver, CO			
				Steele Creek	Stabilized, Non-Mature	218	2Q19
				Total		**1,557**	

Non-Mature Home Breakout - By Date (quarter indicates date of Same-Store inclusion)

Date & Community	Category	# of Homes	Region	Date & Community	Category	# of Homes	Region
2Q18				**2Q19**			
CityLine	Stabilized, Non-Mature	244	West	Steele Creek	Stabilized, Non-Mature	218	Southwest
Residences at the Domain	Stabilized, Non-Mature	390	Southwest	**1Q20**			
1Q19				The Residences at Pacific City	Development	400 [3]	West
Thirty377	Stabilized, Non-Mature	305	Southwest				
				Total		**1,557**	

Summary of Non-Mature Home Activity

	Market	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Held for Disposition	Total
Non-Mature Homes at December 31, 2017		3,158	218	-	300	-	3,676
The Residences at Pacific City	Orange County, CA	-	-	-	100	-	100
Steele Creek	Denver, CO	218	(218)	-	-	-	-
Borgata Apartment Homes [4]	Seattle, WA	(71)	-	-	-	-	(71)
Ashton Bellevue [4]	Seattle, WA	(202)	-	-	-	-	(202)
Ten20 [4]	Seattle, WA	(129)	-	-	-	-	(129)
Milehouse [4]	Seattle, WA	(177)	-	-	-	-	(177)
Eight 80 Newport Beach [4]	Orange County, CA	(1,447)	-	-	-	-	(1,447)
Edgewater [4]	San Francisco, CA	(193)	-	-	-	-	(193)
Non-Mature Homes at March 31, 2018		**1,157**	**-**	**-**	**400**	**-**	**1,557**

(1) See Attachment 16 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD Same-Store pool.
(3) 400 homes of 516 total homes have been delivered as of March 31, 2018 as described in Attachment 9.
(4) Contributed the community to the QTD and YTD Same-Store pool in 1Q18.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary
Portfolio Overview as of Quarter Ended
March 31, 2018
(Unaudited) [1]

	Total Same-Store Homes	Non-Mature Homes Stabilized [2]	Non-Stabilized [3][4]	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4][5]	Total Homes (incl. JV at share) [5]
West Region						
Orange County, CA	$ 2,269	$ -	$ 3,619	$ 2,327	$ 2,364	$ 2,329
San Francisco, CA	3,486	-	-	3,486	4,746	3,612
Seattle, WA	2,364	2,285	-	2,356	4,124	2,422
Los Angeles, CA	2,760	-	-	2,760	3,126	2,832
Monterey Peninsula, CA	1,706	-	-	1,706	-	1,706
Other Southern CA	1,864	-	-	1,864	3,145	2,252
Portland, OR	1,552	-	-	1,552	-	1,552
Mid-Atlantic Region						
Metropolitan DC	2,005	-	-	2,005	2,824	2,033
Richmond, VA	1,312	-	-	1,312	-	1,312
Baltimore, MD	1,692	-	-	1,692	1,754	1,714
Northeast Region						
New York, NY	4,322	-	-	4,322	4,690	4,378
Boston, MA	2,976	-	-	2,976	2,470	2,825
Philadelphia, PA	-	-	-	-	3,264	3,264
Southeast Region						
Orlando, FL	1,317	-	-	1,317	-	1,317
Tampa, FL	1,383	-	-	1,383	-	1,383
Nashville, TN	1,277	-	-	1,277	-	1,277
Other Florida	1,568	-	-	1,568	-	1,568
Southwest Region						
Dallas, TX	1,242	2,027	-	1,344	1,697	1,414
Austin, TX	1,355	1,640	-	1,441	4,103	1,691
Denver, CO	-	3,245	-	3,245	3,229	3,240
Weighted Average	$ 2,109	$ 2,175	$ 3,619	$ 2,119	$ 2,949	$ 2,192

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition Communities categories on Attachment 5. Excludes development homes not yet completed.

(4) Development revenue per occupied home can be affected by the timing and mix of home deliveries during a quarter and the effects of upfront rental rate concessions on cash-based calculations.

(5) Represents joint ventures at UDR's ownership interests. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.



Attachment 7(D)

UDR, Inc.
Net Operating Income Breakout By Market
March 31, 2018
(Dollars in Thousands)
(Unaudited) [1]



Percent of Total NOI by Region

West:	43.0%
Mid-Atlantic:	21.7%
Northeast:	18.0%
Southeast:	10.8%
Southwest:	6.5%

	Three Months Ended March 31, 2018			
	Same-Store	Non Same-Store [2]	UDR's Share of JVs [2][3]	Total
Net Operating Income	$ 167,546	$ 8,549	$ 21,268	$ 197,363
% of Net Operating Income	84.9%	4.3%	10.8%	100.0%

Three Months Ended March 31, 2018

Region	As a % of NOI Same-Store	As a % of NOI Total
West Region		
Orange County, CA	13.5%	12.0%
San Francisco, CA	12.6%	12.1%
Seattle, WA	7.5%	8.0%
Los Angeles, CA	4.3%	4.8%
Monterey Peninsula, CA	3.5%	3.0%
Other Southern CA	1.6%	2.3%
Portland, OR	1.0%	0.8%
	44.0%	**43.0%**
Mid-Atlantic Region		
Metropolitan DC	19.9%	18.1%
Richmond, VA	2.3%	2.0%
Baltimore, MD	1.5%	1.6%
	23.7%	**21.7%**

Region	As a % of NOI Same-Store	As a % of NOI Total
Northeast Region		
New York, NY	9.9%	10.8%
Boston, MA	6.0%	6.6%
Philadelphia, PA	0.0%	0.6%
	15.9%	**18.0%**
Southeast Region		
Orlando, FL	4.1%	3.5%
Tampa, FL	3.8%	3.1%
Nashville, TN	3.6%	3.2%
Other Florida	1.1%	1.0%
	12.6%	**10.8%**
Southwest Region		
Dallas, TX	2.6%	3.5%
Austin, TX	1.2%	1.9%
Denver, CO	0.0%	1.1%
	3.8%	**6.5%**
Total	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.
(2) Excludes results from Sold and Held for Disposition Communities.
(3) Includes UDR's share of joint venture and partnership NOI on Attachment 12(A) but excludes UDR's share of Developer Capital Program NOI on Attachment 12(B).



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
March 31, 2018
(Unaudited) [1]

| | Total Same-Store Homes | % of Same-Store Portfolio Based on 1Q 2018 NOI | Same-Store | | | | | |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
			1Q 18	1Q 17	Change	1Q 18	1Q 17	Change
West Region								
Orange County, CA	4,434	13.5%	96.2%	95.1%	1.1%	$ 2,269	$ 2,204	2.9%
San Francisco, CA	2,751	12.6%	96.7%	96.7%	0.0%	3,486	3,416	2.0%
Seattle, WA	2,593	7.5%	96.5%	96.5%	0.0%	2,364	2,246	5.3%
Los Angeles, CA	1,225	4.3%	96.1%	95.7%	0.4%	2,760	2,673	3.3%
Monterey Peninsula, CA	1,565	3.5%	96.9%	96.5%	0.4%	1,706	1,580	8.0%
Other Southern CA	654	1.6%	96.3%	95.3%	1.0%	1,864	1,749	6.6%
Portland, OR	476	1.0%	96.6%	96.7%	-0.1%	1,552	1,529	1.5%
	13,698	**44.0%**	**96.4%**	**96.0%**	**0.4%**	**2,467**	**2,382**	**3.6%**
Mid-Atlantic Region								
Metropolitan DC	8,402	19.9%	97.4%	96.8%	0.6%	2,005	1,972	1.7%
Richmond, VA	1,358	2.3%	97.9%	97.4%	0.5%	1,312	1,276	2.8%
Baltimore, MD	720	1.5%	96.6%	96.0%	0.6%	1,692	1,697	-0.3%
	10,480	**23.7%**	**97.4%**	**96.8%**	**0.6%**	**1,893**	**1,863**	**1.7%**
Northeast Region								
New York, NY	1,945	9.9%	98.0%	98.0%	0.0%	4,322	4,338	-0.4%
Boston, MA	1,548	6.0%	96.6%	96.1%	0.5%	2,976	2,939	1.3%
	3,493	**15.9%**	**97.4%**	**97.1%**	**0.3%**	**3,730**	**3,729**	**0.0%**
Southeast Region								
Orlando, FL	2,500	4.1%	96.9%	96.8%	0.1%	1,317	1,231	7.0%
Tampa, FL	2,287	3.8%	97.4%	96.7%	0.7%	1,383	1,326	4.3%
Nashville, TN	2,260	3.6%	96.4%	97.1%	-0.7%	1,277	1,241	2.9%
Other Florida	636	1.1%	96.2%	96.6%	-0.4%	1,568	1,494	5.0%
	7,683	**12.6%**	**96.8%**	**96.8%**	**0.0%**	**1,346**	**1,284**	**4.8%**
Southwest Region								
Dallas, TX	2,040	2.6%	96.2%	97.4%	-1.2%	1,242	1,202	3.3%
Austin, TX	883	1.2%	96.6%	97.2%	-0.6%	1,355	1,364	-0.7%
	2,923	**3.8%**	**96.3%**	**97.3%**	**-1.0%**	**1,276**	**1,251**	**2.0%**
Total/Weighted Avg.	**38,277**	**100.0%**	**96.9%**	**96.6%**	**0.3%**	**$ 2,109**	**$ 2,055**	**2.6%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
March 31, 2018
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		1Q 18	1Q 17	Change	1Q 18	1Q 17	Change	1Q 18	1Q 17	Change
West Region										
Orange County, CA	4,434	$ 29,038	$ 27,885	4.1%	$ 6,418	$ 6,663	-3.7%	$ 22,620	$ 21,222	6.6%
San Francisco, CA	2,751	27,819	27,260	2.1%	6,712	6,524	2.9%	21,107	20,736	1.8%
Seattle, WA	2,593	17,743	16,859	5.2%	5,165	4,804	7.5%	12,578	12,055	4.3%
Los Angeles, CA	1,225	9,748	9,400	3.7%	2,591	2,553	1.5%	7,157	6,847	4.5%
Monterey Peninsula, CA	1,565	7,762	7,157	8.5%	1,821	1,787	1.9%	5,941	5,370	10.6%
Other Southern CA	654	3,521	3,270	7.7%	895	847	5.7%	2,626	2,423	8.4%
Portland, OR	476	2,141	2,112	1.4%	519	516	0.4%	1,622	1,596	1.7%
	13,698	97,772	93,943	4.1%	24,121	23,694	1.8%	73,651	70,249	4.8%
Mid-Atlantic Region										
Metropolitan DC	8,402	49,218	48,106	2.3%	15,833	14,808	6.9%	33,385	33,298	0.3%
Richmond, VA	1,358	5,234	5,064	3.4%	1,307	1,232	6.1%	3,927	3,832	2.5%
Baltimore, MD	720	3,530	3,518	0.4%	1,023	1,029	-0.6%	2,507	2,489	0.8%
	10,480	57,982	56,688	2.3%	18,163	17,069	6.4%	39,819	39,619	0.5%
Northeast Region										
New York, NY	1,945	24,715	24,804	-0.4%	8,144	7,636	6.6%	16,571	17,168	-3.5%
Boston, MA	1,548	13,349	13,117	1.8%	3,343	3,384	-1.2%	10,006	9,733	2.8%
	3,493	38,064	37,921	0.4%	11,487	11,020	4.2%	26,577	26,901	-1.2%
Southeast Region										
Orlando, FL	2,500	9,570	8,936	7.1%	2,750	2,655	3.6%	6,820	6,281	8.6%
Tampa, FL	2,287	9,240	8,799	5.0%	2,927	2,853	2.6%	6,313	5,946	6.2%
Nashville, TN	2,260	8,348	8,169	2.2%	2,314	2,543	-9.0%	6,034	5,626	7.2%
Other Florida	636	2,878	2,753	4.6%	998	945	5.5%	1,880	1,808	4.1%
	7,683	30,036	28,657	4.8%	8,989	8,996	-0.1%	21,047	19,661	7.1%
Southwest Region										
Dallas, TX	2,040	7,311	7,167	2.0%	2,830	2,504	13.0%	4,481	4,663	-3.9%
Austin, TX	883	3,468	3,512	-1.3%	1,497	1,497	0.0%	1,971	2,015	-2.2%
	2,923	10,779	10,679	0.9%	4,327	4,001	8.2%	6,452	6,678	-3.4%
Total	38,277	$ 234,633	$ 227,888	3.0%	$ 67,087	$ 64,780	3.6%	$ 167,546	$ 163,108	2.7%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
March 31, 2018
(Unaudited) [1]

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		1Q 18	4Q 17	Change	1Q 18	4Q 17	Change
West Region							
Orange County, CA	4,434	**96.2%**	95.7%	0.5%	$ **2,269** $	2,245	1.1%
San Francisco, CA	2,751	**96.7%**	96.4%	0.3%	**3,486**	3,484	0.1%
Seattle, WA	2,593	**96.5%**	96.6%	-0.1%	**2,364**	2,350	0.6%
Los Angeles, CA	1,225	**96.1%**	95.9%	0.2%	**2,760**	2,739	0.8%
Monterey Peninsula, CA	1,565	**96.9%**	96.4%	0.5%	**1,706**	1,700	0.4%
Other Southern CA	654	**96.3%**	95.9%	0.4%	**1,864**	1,855	0.5%
Portland, OR	476	**96.6%**	97.1%	-0.5%	**1,552**	1,572	-1.3%
	13,698	**96.4%**	**96.2%**	**0.2%**	**2,467**	**2,454**	**0.5%**
Mid-Atlantic Region							
Metropolitan DC	8,402	**97.4%**	97.3%	0.1%	**2,005**	1,979	1.3%
Richmond, VA	1,358	**97.9%**	97.5%	0.4%	**1,312**	1,302	0.8%
Baltimore, MD	720	**96.6%**	96.5%	0.1%	**1,692**	1,692	0.0%
	10,480	**97.4%**	**97.3%**	**0.1%**	**1,893**	**1,872**	**1.2%**
Northeast Region							
New York, NY	1,945	**98.0%**	97.7%	0.3%	**4,322**	4,325	-0.1%
Boston, MA	1,548	**96.6%**	96.3%	0.3%	**2,976**	2,967	0.3%
	3,493	**97.4%**	**97.1%**	**0.3%**	**3,730**	**3,728**	**0.1%**
Southeast Region							
Orlando, FL	2,500	**96.9%**	97.0%	-0.1%	**1,317**	1,286	2.4%
Tampa, FL	2,287	**97.4%**	97.0%	0.4%	**1,383**	1,347	2.7%
Nashville, TN	2,260	**96.4%**	96.2%	0.2%	**1,277**	1,264	1.0%
Other Florida	636	**96.2%**	95.8%	0.4%	**1,568**	1,530	2.5%
	7,683	**96.8%**	**96.7%**	**0.1%**	**1,346**	**1,318**	**2.1%**
Southwest Region							
Dallas, TX	2,040	**96.2%**	96.5%	-0.3%	**1,242**	1,241	0.1%
Austin, TX	883	**96.6%**	96.8%	-0.2%	**1,355**	1,358	-0.2%
	2,923	**96.3%**	**96.6%**	**-0.3%**	**1,276**	**1,276**	**0.0%**
Total/Weighted Avg.	**38,277**	**96.9%**	**96.7%**	**0.2%**	$ **2,109** $	**2,092**	**0.8%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
March 31, 2018
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		1Q 18	4Q 17	Change	1Q 18	4Q 17	Change	1Q 18	4Q 17	Change
West Region										
Orange County, CA	4,434	$ 29,038	$ 28,574	1.6%	$ 6,418	$ 6,542	-1.9%	$ 22,620	$ 22,032	2.7%
San Francisco, CA	2,751	27,819	27,719	0.4%	6,712	7,029	-4.5%	21,107	20,690	2.0%
Seattle, WA	2,593	17,743	17,658	0.5%	5,165	5,035	2.6%	12,578	12,623	-0.4%
Los Angeles, CA	1,225	9,748	9,652	1.0%	2,591	1,739	49.0%	7,157	7,913	-9.5%
Monterey Peninsula, CA	1,565	7,762	7,694	0.9%	1,821	1,883	-3.2%	5,941	5,811	2.2%
Other Southern CA	654	3,521	3,491	0.9%	895	899	-0.4%	2,626	2,592	1.3%
Portland, OR	476	2,141	2,180	-1.8%	519	554	-6.4%	1,622	1,626	-0.3%
	13,698	97,772	96,968	0.8%	24,121	23,681	1.9%	73,651	73,287	0.5%
Mid-Atlantic Region										
Metropolitan DC	8,402	49,218	48,541	1.4%	15,833	14,882	6.4%	33,385	33,659	-0.8%
Richmond, VA	1,358	5,234	5,173	1.2%	1,307	1,237	5.7%	3,927	3,936	-0.2%
Baltimore, MD	720	3,530	3,526	0.1%	1,023	966	5.9%	2,507	2,560	-2.0%
	10,480	57,982	57,240	1.3%	18,163	17,085	6.3%	39,819	40,155	-0.8%
Northeast Region										
New York, NY	1,945	24,715	24,654	0.2%	8,144	8,212	-0.8%	16,571	16,442	0.8%
Boston, MA	1,548	13,349	13,268	0.6%	3,343	3,388	-1.3%	10,006	9,880	1.3%
	3,493	38,064	37,922	0.4%	11,487	11,600	-1.0%	26,577	26,322	1.0%
Southeast Region										
Orlando, FL	2,500	9,570	9,357	2.3%	2,750	2,789	-1.4%	6,820	6,568	3.9%
Tampa, FL	2,287	9,240	8,967	3.0%	2,927	3,019	-3.0%	6,313	5,948	6.1%
Nashville, TN	2,260	8,348	8,245	1.2%	2,314	2,274	1.8%	6,034	5,971	1.0%
Other Florida	636	2,878	2,796	2.9%	998	988	1.0%	1,880	1,808	4.0%
	7,683	30,036	29,365	2.3%	8,989	9,070	-0.9%	21,047	20,295	3.7%
Southwest Region										
Dallas, TX	2,040	7,311	7,327	-0.2%	2,830	2,654	6.6%	4,481	4,673	-4.1%
Austin, TX	883	3,468	3,483	-0.4%	1,497	1,425	5.1%	1,971	2,058	-4.3%
	2,923	10,779	10,810	-0.3%	4,327	4,079	6.1%	6,452	6,731	-4.2%
Total	38,277	$ 234,633	$ 232,305	1.0%	$ 67,087	$ 65,515	2.4%	$ 167,546	$ 166,790	0.5%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
March 31, 2018
(Unaudited) [1]

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover [2][3]	
	1Q 2018	1Q 2018	1Q 2018	1Q 2018	1Q 2017
West Region					
Orange County, CA	2.0%	0.0%	4.6%	**49.5%**	47.3%
San Francisco, CA	3.5%	1.7%	5.4%	**44.2%**	46.1%
Seattle, WA	3.8%	1.5%	6.0%	**45.2%**	48.0%
Los Angeles, CA	2.1%	0.8%	3.8%	**43.4%**	41.7%
Monterey Peninsula, CA	4.6%	2.9%	6.5%	**39.4%**	40.9%
Other Southern CA	1.2%	-1.4%	4.6%	**50.2%**	50.2%
Portland, OR	1.4%	-3.2%	6.0%	**48.6%**	47.7%
	2.9%	**0.9%**	**5.2%**	**46.2%**	**46.3%**
Mid-Atlantic Region					
Metropolitan DC	2.2%	-0.6%	4.9%	**29.8%**	33.7%
Richmond, VA	3.4%	1.3%	5.4%	**39.4%**	41.5%
Baltimore, MD	-0.5%	-4.2%	4.8%	**40.6%**	55.2%
	2.1%	**-0.7%**	**4.9%**	**32.3%**	**37.1%**
Northeast Region					
New York, NY	1.2%	-1.2%	2.7%	**20.2%**	19.4%
Boston, MA	4.2%	2.7%	5.7%	**36.4%**	34.3%
	2.4%	**0.7%**	**3.7%**	**29.8%**	**28.1%**
Southeast Region					
Orlando, FL	6.4%	5.2%	7.7%	**44.4%**	44.8%
Tampa, FL	4.7%	2.6%	7.4%	**45.0%**	48.1%
Nashville, TN	0.6%	-3.1%	4.4%	**41.8%**	46.7%
Other Florida	3.5%	1.4%	5.9%	**43.4%**	31.2%
	4.0%	**1.8%**	**6.5%**	**43.8%**	**45.6%**
Southwest Region					
Dallas, TX	0.8%	-3.0%	5.2%	**49.3%**	45.7%
Austin, TX	-0.3%	-6.7%	4.5%	**41.8%**	40.9%
	0.4%	**-4.1%**	**4.9%**	**47.3%**	**44.4%**
Total/Weighted Avg.	**2.7%**	**0.4%**	**5.1%**	**40.0%**	**41.2%**
1Q 2017 Weighted Avg. Lease Rate Growth [3]	**2.5%**	**0.3%**	**4.9%**		
1Q 2018 Percentage of Total Repriced Homes		**51.4%**	**48.6%**		

(1) See Attachment 16 for definitions and other terms.
(2) 1Q18 same-store home count: 38,277.
(3) 1Q17 same-store home count: 35,689.



Attachment 9

UDR, Inc.
Development Summary
March 31, 2018
(Dollars in Thousands)
(Unaudited) [1] [2]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
The Residences at Pacific City	Huntington Beach, CA	516	400	$ 347,318	$ 350,000	$ 678	$ -	2Q15	2Q17	2Q18	51.4%	43.4%
345 Harrison Street	Boston, MA	585	-	303,679	366,500	626 [3]	-	1Q16	2Q18	1Q19	35.4%	-
Total Under Construction		**1,101**	**400**	**$ 650,997**	**$ 716,500**	**$ 651**	**$ -**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	$ -	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Completed		**-**	**-**	**$ -**	**$ -**	**$ -**	**$ -**					
Total - Wholly Owned		**1,101**	**400**	**$ 650,997**	**$ 716,500**	**$ 651**	**$ -**					

Net Operating Income From Wholly-Owned Projects	1Q 18		UDR's Capitalized Interest	1Q 18
Projects Under Construction	$ 463			$ 3,488
Completed, Non-Stabilized	-			
Total	**$ 463**			

Unconsolidated Joint Ventures and Partnerships [4]

Community	Location	Own. Interest	# of Homes	Compl. Homes	Cost to Date [5]	Budgeted Cost	Project Debt [6]	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
Vision on Wilshire	Los Angeles, CA	50%	150	-	$ 118,946	$ 129,000 [7]	$ 46,971	2Q16	2Q18	2Q18	3.3%	-
Vitruvian West	Addison, TX	50%	383	98	49,586	59,000	13,246	4Q16	1Q18	4Q18	49.4%	20.9%
Total Under Construction			**533**	**98**	**$ 168,532**	**$ 188,000**	**$ 60,217**					
Completed Projects, Non-Stabilized												
N/A	N/A	N/A	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Completed, Non-Stabilized			**-**	**-**	**$ -**	**$ -**	**$ -**					
Total - Unconsolidated Joint Ventures and Partnerships			**533**	**98**	**$ 168,532**	**$ 188,000**	**$ 60,217**					

UDR's Share of Net Operating Income From Unconsolidated Joint Venture Projects	1Q 18		UDR's Capitalized Interest	1Q 18
Projects Under Construction	$ (46)			$ 531
Completed, Non-Stabilized	-			
Total	**$ (46)**			

Projected Weighted Average Stabilized Yield on Development Projects Over Respective Market Cap Rates: **150-200 bps**

(1) See Attachment 16 for definitions and other terms.
(2) The development summary above includes all communities under development that UDR wholly owns or owns an interest in through an unconsolidated joint venture.
(3) Includes 35,200 square feet of retail space.
(4) Unconsolidated developments are presented at 100%.
(5) Cost to Date includes land using the fair value established at joint venture formation versus historical cost and excludes UDR outside basis differences.
(6) Debt balances are presented net of deferred financing costs.
(7) Includes 6,000 square feet of retail space.



Attachment 10

UDR, Inc.
Redevelopment Summary
March 31, 2018
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule			Same-Store [3]	Percentage	
								Acq.	Start	Compl.		Leased	Occupied
Projects in Redevelopment													
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	N/A	-	-
Total		-	-	-	$ -	$ -	$ -						

UDR's Capitalized Interest

1Q 18

$ -

Projected Weighted Average Return on Incremental Capital Invested: **N/A**

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.



Attachment 11

UDR, Inc.
Land Summary
March 31, 2018
(Dollars in Thousands)
(Unaudited) [1]

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis	UDR's Share Cost Basis	Status Update [2]		
					Entitlements	Design Development	Hold for Future Development
Wholly-Owned							
7 Harcourt [3]	Boston, MA	100%	$ 7,346	$ 7,346	Complete	In Process	
Vitruvian Park®	Addison, TX	100%	13,626	13,626	Complete		In Process
Dublin Land	Dublin, CA	100%	12,709	12,709	In Process	In Process	
Total			$ 33,681	$ 33,681			

Unconsolidated Joint Ventures and Partnerships			Real Estate Cost Basis	UDR's Share Cost Basis			
UDR/MetLife Land - 5 parcels	Addison, TX	50%	$ 48,548	$ 24,274	Complete	In Process	In Process
Total			$ 48,548	$ 24,274			

| **Total** | | | $ 82,229 | $ 57,955 | | | |

UDR's Capitalized Interest

1Q 18
$ 554

(1) See Attachment 16 for definitions and other terms.

(2) <u>Pursuing Entitlements</u>: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

    <u>Design Development</u>: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

    <u>Hold for Future Development</u>: Entitled and/or unentitled land sites that the Company holds for future development.

(3) Land is adjacent to UDR's Garrison Square community.



Attachment 12(A)

UDR, Inc.
Unconsolidated Joint Venture Summary
March 31, 2018
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Property Type	# of Comm. / Parcels	# of Homes [4]	Own. Interest	Physical Occupancy 1Q 18	Total Rev. per Occ. Home 1Q 18 [1]	Net Operating Income UDR's Share 1Q 18	Net Operating Income Total 1Q 18 [2]
UDR / MetLife								
Same-Store communities	Various	22	5,453	50%	96.1%	$ 2,837	$ 15,456	$ 30,881
Non-Mature	Various	4	1,173	50%	94.7%	3,776	4,193	8,297
Development communities	Various	2	98	50%	33.1%	1,363	(46)	(92)
Land parcels		5	-	50%	-	-	(7)	(16)
UDR / KFH								
Same-Store communities	High-rise	3	660	30%	97.2%	2,654	1,077	3,591
UDR / West Coast Development JV								
Non-Mature [5]	High-rise	1	293	47%	93.2%	2,424	595	1,264
Total/Weighted Average		**37**	**7,677**		**95.1%**	**$ 2,949**	**$ 21,268**	**$ 43,925**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife					
Same-Store communities	$ 2,281,331	$ 1,294,530	$ 322,587	4.34%	2019-2025
Non-Mature	659,134	376,942	132,645	3.71%	2018-2027
Development communities	172,040	60,217	55,441	4.52%	2019-2020
Land parcels	48,548	-	39,562	N/A	N/A
UDR / KFH					
Same-Store communities	287,396	165,829	8,146	3.70%	2025-2026
UDR / West Coast Development JV					
Non-Mature	129,360	56,606	37,385	4.01%	2018
Total/Weighted Average	**$ 3,577,809**	**$ 1,954,124**	**$ 595,766**	**4.16%**	

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [3]	1Q 18 vs. 1Q 17 Growth Revenue	1Q 18 vs. 1Q 17 Growth Expense	1Q 18 vs. 1Q 17 Growth NOI	1Q 18 vs. 4Q 17 Growth Revenue	1Q 18 vs. 4Q 17 Growth Expense	1Q 18 vs. 4Q 17 Growth NOI
UDR / MetLife	22	0.6%	1.7%	0.0%	0.1%	2.9%	-1.3%
UDR / KFH	3	0.8%	4.9%	-0.8%	0.5%	-3.3%	2.2%
Total/Average	**25**	**0.6%**	**2.0%**	**-0.1%**	**0.1%**	**2.4%**	**-0.9%**
JV Same-Store Results at UDR's Ownership Interest				**NOI 0.0%**			**NOI -1.1%**

(1) See Attachment 16 for definitions and other terms.
(2) Represents NOI at 100% for the period ended March 31, 2018.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs. The gross book value of real estate assets for the UDR / West Coast Development JV represents the going-in valuation.
(4) Includes homes completed for the period ended March 31, 2018.
(5) A small ownership interest in OLiVE DTLA is held by an additional co-investor.



Attachment 12(B)

UDR, Inc.
Developer Capital Program [2]
March 31, 2018
(Dollars in Thousands)
(Unaudited) [1]

West Coast Development JV [3]

Community	Location	Own. Interest	# of Homes	Compl. Homes	Going-in Valuation	UDR Initial Investment Cost	UDR Share of Debt [4]	Schedule Start	Schedule Compl.	Schedule Stabilization	Percentage Leased	Percentage Occupied
Projects Under Construction												
Parallel	Anaheim, CA	49%	386	215	$ 114,660	$ 26,529	$ 25,422	4Q14	2Q18	4Q18	40.9%	3.6%
CityLine II	Seattle, WA	49%	155	-	58,250	15,484	10,955	3Q16	2Q18	1Q19	21.3%	-
The Arbory	Hillsboro, OR	49%	276	30	68,400	16,121	10,103	4Q16	3Q18	1Q19	2.9%	0.4%
Total			**817**	**245**	**$ 241,310**	**$ 58,134**	**$ 46,480**					
Completed Projects, Non-Stabilized												
N/A	N/A		-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total			**-**	**-**	**$ -**	**$ -**	**$ -**					
Completed Projects, Stabilized												
N/A	N/A		-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total			**-**	**-**	**$ -**	**$ -**	**$ -**					
Total - West Coast Development JV			**817**	**245**	**$ 241,310**	**$ 58,134**	**$ 46,480**					

Economics For Projects Under Construction and Completed Projects, Non-Stabilized

	UDR's Equity Investment [5]	Preferred Return	1Q 2018 at UDR's Share: Preferred Return	Net Operating Income	Interest and Other Expense	Income from Preferred Equity Investment [6]
West Coast Development JV	$ 65,174	6.5%	$ 1,022	$ -	$ (45)	$ 977

Economics For Completed Projects, Stabilized

	UDR's Equity Investment [5]	Total Rev. per Occ. Home 1Q 2018 [1]	1Q 2018 at UDR's Share [3]: Preferred Return	Net Operating Income	Interest and Other Expense	Income from Preferred Equity Investment [6]
West Coast Development JV	$ -	$ -	$ -	$ -	$ -	$ -
Total - West Coast Development JV			**$ 1,022**	**$ -**	**$ (45)**	**$ 977**

Developer Capital Program - Other

Community	Location	# of Homes	UDR Investment: Commitment [7]	UDR Investment: Balance [7]	Return Rate	Years to Maturity	Income from Investment 1Q 2018	Upside Participation	Investment Type
The Portals	Washington, DC	373	$ 38,559	$ 30,552	11.0%	3.2	$ 679	-	Mezzanine Loan
1532 Harrison	San Francisco, CA	136	24,645	13,942	11.0%	4.3	341	-	Preferred Equity
1200 Broadway	Nashville, TN	313	55,558	24,968	8.0%	4.5	408	Variable	Preferred Equity
Alameda Point Block 11 [8]	Alameda, CA	220	20,000	20,113	12.0%	1.0	113	-	Secured Loan
Total - Developer Capital Program - Other		**1,042**	**$ 138,762**	**$ 89,575**	**9.9%**	**3.6**	**$ 1,541**		

Total Developer Capital Program - UDR Initial Investment Cost/Investment Balance, Including Accrued Return **$ 159,294**

(1) See Attachment 16 for definitions and other terms.
(2) UDR's investments noted above are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(3) On the West Coast Development JV communities, UDR receives a 6.5% preferred return on our equity investment cost until stabilization. Our partner assumes all economics until stabilization. Upon stabilization, economics will be shared between UDR and our partner. A community is considered stabilized when it reaches 80% occupancy for ninety consecutive days. UDR has the option to purchase each community at a fixed price one year after completion.
(4) Debt balances are presented net of deferred financing costs.
(5) UDR's equity investment of $65.2 million is inclusive of outside basis, depreciation expense and our accrued preferred return, which differs from our investment cost of $58.1 million.
(6) Excludes depreciation expense.
(7) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.
(8) In March 2018, UDR made a $20.0 million secured loan to a third-party developer to acquire a parcel of land upon which the developer will construct a 220 apartment home community. The loan is secured by the land parcel and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.



Attachment 13

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
March 31, 2018
(Dollars in Thousands)
(Unaudited) [1]

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes	Years to Maturity
Developer Capital Program - Other								
Mar-18	Alameda Point Block 11	Alameda, CA	N/A	N/A	$ 20,000	12.0%	220	1.0
					$ 20,000	12.0%	220	1.0

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Dispositions - Wholly-Owned								
Feb-18	Pacific Shores [3]	Huntington Beach, CA	100%	0%	$ 90,500	$ -	264	$ 343
					$ 90,500	$ -	264	$ 343

(1) See Attachment 16 for definitions and other terms.
(2) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.
(3) UDR recorded a gain on sale of approximately $70.3 million during the three months ended March 31, 2018, which is included in gain/(loss) on sale of real estate owned, net of tax in Attachment 1.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
March 31, 2018
(In thousands, except cost per home)
(Unaudited) [1]

Category (Capitalized)	Estimated Useful Life (yrs.)	Three Months Ended March 31, 2018	Cost per Home	Capex as a % of NOI
Capital Expenditures for Consolidated Homes [2]				
Average number of homes [3]		39,522		
Recurring Cap Ex				
Asset preservation				
Building interiors	5 - 20	$ 3,490	$ 88	
Building exteriors	5 - 20	642	16	
Landscaping and grounds	10	475	12	
Total asset preservation		4,607	117	
Turnover related	5	2,062	52	
Total Recurring Cap Ex		**6,669**	**169**	**4%**
Revenue Enhancing Cap Ex [4]				
Kitchen & Bath		1,556	39	
Revenue Enhancing		4,665	118	
Total Revenue Enhancing Cap Ex	5 - 20	**6,221**	**157**	
Total Recurring and Revenue Enhancing Cap Ex		$ **12,890**	$ **326**	
One-Time Infrastructure Cap Ex	5 - 35	$ **230**	$ **-**	

Category (Expensed)	Three Months Ended March 31, 2018	Cost per Home
Repair and Maintenance for Consolidated Homes		
Average number of homes [3]	39,522	
Contract services	$ **4,527**	$ **115**
Turnover related expenses	**1,087**	**28**
Other Repair and Maintenance		
Building interiors	1,726	44
Building exteriors	427	11
Landscaping and grounds	321	8
Total	$ **8,088**	$ **205**

(1) See Attachment 16 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes outstanding at the end of each month.
(4) Revenue enhancing capital expenditures were incurred at specific apartment communities in conjunction with UDR's overall capital expenditure plan.



Attachment 15

UDR, Inc.
Full-Year 2018 Guidance
March 31, 2018
(Unaudited) [1]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	2Q 2018	Full-Year 2018
Income/(loss) per weighted average common share, diluted	$0.07 to $0.09	$0.50 to $0.54
FFO per common share and unit, diluted	$0.47 to $0.49	$1.91 to $1.95
FFO as Adjusted per common share and unit, diluted	$0.47 to $0.49	$1.91 to $1.95
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.43 to $0.45	$1.76 to $1.80
Annualized dividend per share and unit		$1.29

Same-Store Guidance	Full-Year 2018
Revenue growth	2.50% - 3.50%
Expense growth	2.50% - 3.50%
NOI growth	2.50% - 3.50%
Physical occupancy	96.7% - 96.9%
Same-Store homes	38,277

Sources of Funds ($ in millions)	Full-Year 2018
AFFO in Excess of Dividends	$145 to $155
Debt / Equity Issuances, LOC Draw / Paydown and Sales Proceeds	$170 to $370
Construction Loan Proceeds	$25 to $35

Uses of Funds ($ in millions)	Full-Year 2018
Debt maturities inclusive of principal amortization (weighted average interest rate of 3.56%)[2]	$35
Development and redevelopment spending and land acquisitions	$175 to $275
Developer Capital Program	$80 to $90
Equity Buybacks	$20
Acquisitions	$0 to $100
Revenue enhancing capital expenditures inclusive of Kitchen and Bath	$40 to $45

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2018
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	($132) to ($137)
Capitalized interest [3]	$9 to $13
General and administrative	($46) to ($50)
Tax (provision)/benefit for TRS	($1) to ($2)
Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted	$61 to $71
Non-recurring items:	
Disposition related gains/(losses) and non-recurring fees included in FFO	N/A
Average stabilized homes	39,500
Recurring capital expenditures per home	$1,175

(1) See Attachment 16 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.
(3) Excludes capitalized interest on joint venture and partnership level debt, which is included in the guidance for "Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted" above.



Attachment 16(A)

UDR, Inc.
Definitions and Reconciliations
March 31, 2018
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of NAREIT in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and will enable investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 16(B)

UDR, Inc.
Definitions and Reconciliations
March 31, 2018
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of acquisition-related costs and other non-comparable items including, but not limited to, prepayment costs/benefits associated with early debt retirement, gains or losses on sales of non-depreciable property and marketable securities, deferred tax valuation allowance increases and decreases, casualty-related expenses and recoveries, severance costs and legal costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate or of investments in non-consolidated investees that are driven by measurable decreases in the fair value of depreciable real estate held by the investee, gains or losses from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	1Q 2018
Income/(loss) from unconsolidated entities	$ (1,677)
Management fee	1,205
Interest expense	9,558
Depreciation	14,340
General and administrative	125
West Coast Development JV Preferred Return - Attachment 12(B)	(1,022)
Developer Capital Program - Other (excludes Alameda Point Block 11)	(1,428)
Other (income)/expense	167
Total Joint Venture NOI at UDR's Ownership Interest	**$ 21,268**

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.75% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income attributable to UDR, Inc. to NOI is provided below.

In thousands	1Q 2018	4Q 2017	3Q 2017	2Q 2017	1Q 2017
Net income/(loss) attributable to UDR, Inc.	$ 81,756	$ 69,280	$ 16,190	$ 10,157	$ 25,967
Property management	6,888	6,878	6,827	6,728	6,635
Other operating expenses	2,009	3,050	1,950	2,369	1,691
Real estate depreciation and amortization	108,136	109,401	107,171	108,450	105,032
Interest expense	29,943	34,211	30,095	33,866	30,539
Casualty-related charges/(recoveries), net	940	586	2,056	1,191	502
General and administrative	11,759	11,590	12,467	11,434	13,075
Tax provision/(benefit), net	227	(1,065)	127	366	332
(Income)/loss from unconsolidated entities	1,677	(19,666)	(1,819)	1,426	(11,198)
Interest income and other (income)/expense, net	(2,759)	(548)	(481)	(515)	(427)
Joint venture management and other fees	(2,822)	(2,764)	(2,827)	(3,321)	(2,570)
Other depreciation and amortization	1,691	1,648	1,585	1,567	1,608
(Gain)/loss on sale of real estate owned, net of tax	(70,300)	(41,272)	-	-	(2,132)
Net income/(loss) attributable to noncontrolling interests	7,469	6,347	1,380	905	2,429
Total consolidated NOI	**$ 176,614**	$ 177,676	$ 174,721	$ 174,623	$ 171,483



Attachment 16(C)

UDR, Inc.
Definitions and Reconciliations
March 31, 2018
(Unaudited)

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the definition of Stabilization Period for Redevelopment Yield, less Recurring Capital Expenditures, minus the project's annualized NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by the total cost of the project.

Revenue Enhancing Capital Expenditures ("Cap Ex"): The Company defines Revenue Enhancing Capital Expenditures as expenditures that result in increased income generation over time.

Management considers Revenue Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Stabilization Period for Development Yield: The Company defines the Stabilization Period for Development Yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Redevelopment Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: The Company calculates expected stabilized yields on development as follows: projected stabilized NOI less management fees divided by budgeted construction costs on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated Stabilized Yield on Developments as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on development, land entitlement and short-term hold investments. TRS gains on sales, net of taxes, is defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.



Attachment 16(D)

UDR, Inc.
Definitions and Reconciliations
March 31, 2018
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full year 2018 and second quarter of 2018 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

| | Full-Year 2018 | | | |
	Low		High	
Forecasted net income per diluted share	$	0.50	$	0.54
Conversion from GAAP share count		(0.04)		(0.04)
Net gain on the sale of depreciable real estate owned		(0.24)		(0.24)
Depreciation		1.65		1.65
Cumulative effect of change in accounting principle		(0.01)		(0.01)
Noncontrolling interests		0.04		0.04
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	**$**	**1.91**	**$**	**1.95**
Disposition-related FFO		-		-
Cost associated with debt extinguishment		-		-
Casualty-related charges/(recoveries)		-		-
Forecasted FFO as Adjusted per diluted share and unit	**$**	**1.91**	**$**	**1.95**
Recurring capital expenditures		(0.15)		(0.15)
Forecasted AFFO per diluted share and unit	**$**	**1.76**	**$**	**1.80**

| | 2Q 2018 | | | |
	Low		High	
Forecasted net income per diluted share	$	0.07	$	0.09
Conversion from GAAP share count		(0.01)		(0.01)
Depreciation		0.41		0.41
Noncontrolling interests		-		-
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	**$**	**0.47**	**$**	**0.49**
Disposition-related FFO		-		-
Cost associated with debt extinguishment		-		-
Casualty-related charges/(recoveries)		-		-
Forecasted FFO as Adjusted per diluted share and unit	**$**	**0.47**	**$**	**0.49**
Recurring capital expenditures		(0.04)		(0.04)
Forecasted AFFO per diluted share and unit	**$**	**0.43**	**$**	**0.45**